CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





05009925

12 July 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Directorate Change	12/07/2005
REG-Catlin Group Limited Director/PDMR Shareholding	11/07/2005
REG-Catlin Group Limited Director/PDMR Shareholding	11/07/2005
New Directors Catlin Group	12/07/2005

Yours faithfully,

Krupali Patel

82-34808

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 11/07/2005

RNS Number:7172O
Catlin Group Limited
11 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MICHAEL HEPHER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SELF

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

HOLDING OF PERSON ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY COMMON SHARES, PAR VAULE $0.0001

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MICHAEL HEPHER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

407 PENCE PER SHARE

14. Date and place of transaction

7th JULY, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,815 0.006%

16. Date issuer informed of transaction

8th JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

~~NONE~~

24. Name of contact and telephone number for queries

JAMES BURCKE 020 7458 5710

Name and signature of duly authorised officer of issuer responsible for making notification

LORRAINE MULLINS

Date of notification

11 JULY 2005

END
RDSBGGDRISBGGUB

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 11/07/2005

RNS Number:7177O
Catlin Group Limited
11 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

CATLIN GROUP LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MICHAEL HEPHER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SELF

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

MAPLE LEAF FAMILY SETTLEMENT.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY COMMON SHARES, PAR VAULE $0.0001

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MAPLE LEAF FAMILY SETTLEMENT

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

403 PENCE PER SHARE

14. Date and place of transaction

7th JULY, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,815 0.01%

16. Date issuer informed of transaction

8TH JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

JAMES BURCKE 020 7458 5710

Name and signature of duly authorised officer of issuer responsible for making notification

LORRAINE MULLINS

Date of notification

8 JULY 2005

END
RDSBGGDRBUBGGUB

REG-Catlin Group Limited Directorate Change
Released: 12/07/2005

RNS Number:7598O
Catlin Group Limited
12 July 2005

MICHAEL HARPER, JEAN CLAUDE DAMERVAL TO JOIN
CATLIN GROUP LIMITED BOARD OF DIRECTORS

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international speciality property/casualty insurer and reinsurer, announces the appointment of two independent non-executive directors, Michael Harper and Jean Claude Damerval, with effect from 14 July 2005.

Michael Harper was formerly chief executive of Kidde plc and held senior roles at both Kidde and at Vickers plc. He is currently non-executive chairman of The Vitec Group plc and a non-executive director of Umeco plc, Ricardo plc and BBA Group plc. The Catlin Board intends to designate Mr Harper as its senior independent director, as defined in the Combined Code.

Jean Claude Damerval is an independent financial consultant based in Bermuda, specialising in international transactions in the insurance/reinsurance and asset management sectors. He was formerly group controller, group managing director and CEO for international operations for AXA Group. He currently serves as a director of Scottish Re Group Limited, a Bermuda based global life reinsurance company.

Catlin also announces that John Marion, who has served as a non-executive director since March 2004, will step down from the Board with effect from 14 July 2005.

Sir Graham Hearne, chairman of Catlin Group Limited, said:

"I am delighted to welcome Michael Harper and Jean Claude Damerval to the Catlin Board. Both Michael and Jean Claude have had impressive careers in the international business arena, and the Catlin Board will be greatly enhanced by their expertise and independent viewpoints. I would also like to thank John Marion for his service as a non-executive director during the Catlin Group's important first year as a listed company."

- ends-

For more information contact:

Media Relations:
James Burcke, Head of Communications, London
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
Email: james.burcke@catlin.com

Liz Morley, The Maitland Consultancy
Tel: +44 (0)20 7379 5151
E-mail emorley@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations, London
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

Notes:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are

traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group operates three underwriting platforms:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance. Over the past 20 years, the Catlin Syndicate and its predecessors have consistently outperformed the Lloyd's market as a whole.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda began underwriting in 2002 and writes property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin underwriting platforms have a financial strength rating of 'A' (Excellent) from A.M. Best Company.

The Catlin Group also operates subsidiaries located in Houston and New Orleans in the US, as well as in the UK, Guernsey, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries, which underwrite on behalf of Catlin's underwriting platforms, allow Catlin to work more closely with local clients and their brokers.

3. The Catlin Group's website can be found at www.catlin.com.

END
BOAGUUPWMUPAGRG

CATLIN

CATLIN

FOR IMMEDIATE RELEASE

12 July 2005 Release 2005-8

MICHAEL HARPER, JEAN CLAUDE DAMERVAL TO JOIN CATLIN GROUP LIMITED BOARD OF DIRECTORS

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), the international speciality property/casualty insurer and reinsurer, announces the appointment of two independent non-executive directors, Michael Harper and Jean Claude Damerval, with effect from 14 July 2005.

Michael Harper was formerly chief executive of Kidde plc and held senior roles at both Kidde and at Vickers plc. He is currently non-executive chairman of The Vitec Group plc and a non-executive director of Umeco plc, Ricardo plc and BBA Group plc. The Catlin Board intends to designate Mr Harper as its senior independent director, as defined in the Combined Code.

Jean Claude Damerval is an independent financial consultant based in Bermuda, specialising in international transactions in the insurance/reinsurance and asset management sectors. He was formerly group controller, group managing director and CEO for international operations for AXA Group. He currently serves as a director of Scottish Re Group Limited, a Bermuda based global life reinsurance company.

Catlin also announces that John Marion, who has served as a non-executive director since March 2004, will step down from the Board with effect from 14 July 2005.

Continued

CATLIN

Sir Graham Hearne, chairman of Catlin Group Limited, said:

> "I am delighted to welcome Michael Harper and Jean Claude Damerval to the Catlin Board. Both Michael and Jean Claude have had impressive careers in the international business arena, and the Catlin Board will be greatly enhanced by their expertise and independent viewpoints. I would also like to thank John Marion for his service as a non-executive director during the Catlin Group's important first year as a listed company."

- ends -

For more information contact:

Media Relations:

James Burcke, Head of Communications, London	Tel:	+44 (0)20 7458 5710
	Mobile:	+44 (0)7958 767 738
	E-mail:	james.burcke@catlin.com
Liz Morley, The Maitland Consultancy	Tel:	+44 (0)20 7379 5151
	E-mail	emorley@maitland.co.uk

Investor Relations:

William Spurgin, Head of Investor Relations, London	Tel:	+44 (0)20 7458 5726
	Mobile	+44 (0)7710 314 365
	E-mail:	william.spurgin@catlin.com

Notes:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol: 'CGL').

2. The Catlin Group operates three underwriting platforms:

   - The **Catlin Syndicate** at Lloyd's of London (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance. Over the past 20 years, the Catlin Syndicate and its predecessors have consistently outperformed the Lloyd's market as a whole.

CATLIN

- **Catlin Bermuda** (Catlin Insurance Company Ltd.). Catlin Bermuda began underwriting in 2002 and writes property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- **Catlin UK** (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin underwriting platforms have a financial strength rating of 'A' (Excellent) from A.M. Best Company.

The Catlin Group also operates subsidiaries located in Houston and New Orleans in the US, as well as in the UK, Guernsey, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries, which underwrite on behalf of Catlin's underwriting platforms, allow Catlin to work more closely with local clients and their brokers.

3. The Catlin Group's website can be found at www.catlin.com.